November 14, 2011
BY EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Martin James
Senior Assistant Accountant
Re:    Spire Corporation
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 15, 2011
File No. 000-12742

Dear Mr. James:
This letter is submitted on behalf of Spire Corporation (the “Company” or “Spire”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) with respect to the Company's Form 10-K for the fiscal year ended December 31, 2010, filed on March 15, 2011 (the “Form 10-K”), as set forth in a letter dated November 1, 2011 to Robert Lieberman (the “Comment Letter”).
For reference purposes, the text of the relevant portions of the Comment Letter have been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter and we have bolded the headings of our responses thereto.
Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Cash Gain (Loss) from Operations, page 26

Comment No. 1

We note from your response to prior comments 1, 2, 3, and 6 that you plan to amend your Form 10-K to remove all references to non-GAAP measures. We also note that you will make other changes in Items 7 and 8 of your amendment as noted in response to comments 4, 5, 7, 8 and 9. Please note that we may have further comments once you file the amendment.

Response to Comment No. 1

The Company duly notes the Staff's comment.

Item 8. Financial Statements

Securities and Exchange Commission
November 14, 2011

Note 2. Summary of Significant Accounting Policies

Revenue recognition, page 39

Comment No. 2

Further to your response to prior comment 8, if you ship items based on FOB, EX-Works Factors, and CIP, then please define these terms for us and tell us how these terms are considered in your revenue recognition policy.

Response to Comment No. 2

The shipping terms most commonly used in contracts between the Company and the customer for delivery of capital solar equipment are FOB, Ex-Works and CIP. Definitions of these terms in accordance with the International Commercial terms (“Incoterms”) are listed below. The Incoterms rules are a series of pre-defined commercial terms published by the International Chamber of Commerce widely used in international commercial transactions. The Incoterms rules are intended primarily to communicate the tasks, costs and risks associated with the transportation and delivery of goods.
EX-Works - Under Ex-Works, the seller minimizes risk by only making the goods available at the seller's premises. Carriage is arraigned by the buyer, risk transfers from the seller to the buyer when the goods are at the disposal of the buyer and costs transfer from the seller to the buyer when the goods are at the disposal of the buyer.
FOB - Under FOB, or Free on Board, carriage is arranged by the buyer, risk transfers from the seller to the buyer when the goods pass the ships rail (i.e., when the goods are actually on board the vessel) and costs transfer from the seller to the buyer when the goods pass the ships rail.
CIP - Under CIP, or Carriage and Insurance Paid, carriage and insurance is arranged by the seller, risk transfers from the seller to the buyer when the goods have been delivered to the carrier and costs transfer from the seller to the buyer at place of destination.
Shipping terms can determine when title and risk of loss pass to the customer but there are instances when the contract specifically defines when title passes from the Company to the customer. It is the Company's policy to recognize revenues for this equipment when title of the product has passed to the customer, provided that customer acceptance is obtained prior to shipment and the equipment is expected to operate the same in the customer's environment as it does in the Company's environment.  When an arrangement with the customer includes future obligations or customer acceptance, revenue is recognized when those obligations are met or customer acceptance has been achieved.  For arrangements with multiple elements, the Company allocates total fees under contract to each element using the relative fair value method and revenue is recognized upon delivery of each element.

The Company has determined that the above referenced shipping terms are not material to a reader's understanding of the Company's revenue recognition policy. Accordingly, the Company proposes to delete the relevant sentence from the Form 10-K by filing an amendment thereto.

* * * * *

Securities and Exchange Commission
November 14, 2011

In connection with the Company's responses contained in this letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter, please do not hesitate to call the undersigned at (781) 275-6000.
Sincerely,

/s/ Robert S. Lieberman

Robert S. Lieberman
Chief Financial Officer